Exhibit 99.1

Fang Receives NYSE’s Grant of Extension Regarding Delayed Filing of 2020 Form 20-F and 2021 Semi-Annual Financial Information

BEIJING, April 25, 2022 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that it received a notice from NYSE Regulation indicating that NYSE’s Listings Operations Committee agreed to provide the Company with an additional trading period through May 17, 2022, subject to reassessment on an ongoing basis, to complete and file the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”) and current report on Form 6-K for the half year ended June 30, 2021 (the “2021 Semi-Annual Financial Information”, collectively with the 2020 Form 20-F, the “Delayed Filings”) with the Securities and Exchange Commission (the “SEC”) and any subsequent delayed filings pursuant to the NYSE’s late filer rules outlined in Section 802.01E of the NYSE Listed Company Manual.

The Company has been in ongoing cooperation and correspondence with the NYSE on the late filing issue. NYSE Regulation notified the Company that the NYSE will closely monitor the Company’s progress with its interim milestones submitted to the NYSE. Failure to achieve these interim milestones could result in accelerated trading suspension prior to the end of the May 17, 2022 trading period. In addition, in the event that the Company does not complete its Delayed Filings and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on May 17, 2022, the NYSE will move forward with the initiation of suspension and delisting procedures.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the results of the winding-up petition and application for appointment of provisional liquidators. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the Fang’s ability to continue as a going concern in the future, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com